FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

   1             Translation of letter to the Buenos Aires Stock Exchange dated August 18, 2015.

TRANSLATION
Autonomous City of Buenos Aires, August 18, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Information under Article 23, Chapter VII of the Buenos Aires Stock Exchange Regulations. Acquisition of shares of Petroken Petroquímica Ensenada S.A. and Petroquímica Cuyo S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, please be informed that

1.
YPF S.A. (“YPF”) accepted the offer from Basell International Holdings B.V. and  LyondellBasell Industries Holdings B.V. to acquire from them 50% of the shares of the Argentine company Petroken Petroquímica Ensenada S.A.

The parties agreed the price to be paid by YPF for the shares is approximately US$72 million, net of the balance of available cash and debt.  The price includes 50% of working capital and will be adjusted on closing date of the agreement.

At the same time, Grupo Inversor Petroquímica S.L. (“GIP”) accepted an offer from Basell International Holdings B.V. and LyondellBasell Industries Holdings B.V. to acquire from them the remaining 50% of the shares of Petroken Petroquímica Ensenada S.A., on the same terms as YPF.

These acquisitions remain subject to the completion of certain conditions precedent prior to the close of the transaction, among them the approval of Brazil’s anti-trust authorities (CADE).

As a result of this transaction, YPF and GIP will together control 100% of the share capital of Petroken Petroquímica Ensenada S.A.

2.	YPF accepted the offer from GIP to purchase 45.99% of the shares of the Argentine company Petroquímica Cuyo S.A., which GIP controls.

The parties agreed the price to be paid by YPF for the shares is approximately US$50 million, net of the balance of available cash and debt.  The price includes 45.99% of working capital and will be adjusted on closing date of the agreement.

This acquisition remains subject to the completion of certain conditions precedent prior to the close of the transaction, among them the close of the transaction described in Section 1 above.

                      As a result of this transaction, YPF and GIP will together control 92% of the share capital of Petroquímica Cuyo S.A.

Yours faithfully,

Diego Celaá Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: August 18, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer